UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 01 )*

Biotie Therapies Corp.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

09074D103

(CUSIP Number)

Seth A. Klarman,  The Baupost Group, L.L.C.  10 ST JAMES AVE, SUITE 1700  BOSTON,  Massachusetts  02116  Phone : 617-210-8300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 11, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.    ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
The Baupost Group, L.L.C. 04-3402144

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Commonwealth of Massachusetts

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%

14	TYPE OF REPORTING PERSON
IA

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
SAK Corporation 04-3334541

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Commonwealth of Massachusetts

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%

14	TYPE OF REPORTING PERSON
HC

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Seth A. Klarman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
The United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%

14	TYPE OF REPORTING PERSON
HC

Item 1.	Security and Issuer

This statement on Schedule 13D relates to the ordinary shares, no nominal value (the “Common Stock”) of Biotie Therapies Corp., a Finnish public limited liability company (the “Issuer”). The principal executive offices of the Issuer are located at Joukahaisenkatu 6, FI-20520 Turku, Finland.

Item 2.	Identity and Background

(a)
This statement on Schedule 13D is being jointly filed by The Baupost Group, L.L.C. ("Baupost"), SAK Corporation ("SAK"), and Seth A. Klarman ("Mr. Klarman") (collectively, the "Reporting Persons"). The Reporting Persons are filing jointly, and the agreement among them to file jointly is attached hereto as Exhibit A and incorporated herein by reference. The execution and filing of such joint filing agreement shall not be construed as an admission that the Reporting Persons are a group, or have agreed to act as a group.

(b)	The address of the principal business and principal office of each of the Reporting Persons is 10 St. James Avenue, Suite 1700, Boston, Massachusetts 02116.

(c)
Baupost is a registered investment adviser. The principal business of Baupost is to act as an investment adviser to various private investment limited partnerships, and securities reported on this Schedule 13D as being beneficially owned by Baupost were purchased on behalf of certain of such partnerships. SAK is the Manager of Baupost. Mr. Klarman is the sole shareholder of SAK and a controlling person of Baupost. SAK, as the Manager of Baupost, and Mr. Klarman, as the sole shareholder of SAK and a controlling person of Baupost, may be deemed to have beneficial ownership under Section 13 of the Securities Exchange Act of 1934 (the “Exchange Act”), as amended, of the securities beneficially owned by Baupost. Pursuant to Exchange Act Rule 13d-4, Mr. Klarman and SAK declare that the filing of this statement on Schedule 13D shall not be deemed an admission by either or both of them that they are, for the purposes of Section 13 of the Securities Exchange Act of 1934, as amended, the beneficial owner of any securities covered by this statement on Schedule 13D.

(d)	None of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the past five years.

(e)
None of the Reporting Persons have been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws during the last five years.

(f)	Baupost is a Massachusetts limited liability company, SAK is a Massachusetts corporation, and Mr. Klarman is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration

The securities to which this statement relates were purchased by through a combination of private placement transactions with the Issuer and open market transactions. The source of funds of such purchases was the capital of certain private investment limited partnerships (as referenced in Item 2(c)).

Item 4.	Purpose of Transaction

On January 19, 2016, Acorda Therapeutics, Inc., a Delaware corporation (“Acorda”), entered into a Combination Agreement (the “Combination Agreement”) with the Issuer. Pursuant to the terms of the Combination Agreement, Acorda offered to acquire all of the outstanding shares of Common Stock, American Depository Shares ("ADSs"), options, restricted unit awards and warrants (collectively, the “Equity Interests”) in the Issuer through a public tender offer (the “Tender Offer”).

On March 11, 2016, Acorda commenced the Tender Offer and certain private investment limited partnerships advised by Baupost tendered 30,555,556 Common Shares, 1,395,000 ADSs, and 30,555,556 warrants of the Issuer. On April 11, 2016, Acorda announced that all of the conditions to completion of the Tender Offer had been satisfied, and that Acorda accepted the securities of the Issuer validly tendered and not withdrawn, including Baupost's Equity Interests for consideration equal to (i) €0.2946 in cash per share, (ii) €23.5680 in cash per ADS, payable in the equivalent amount of U.S. dollars determined as near to the payment date as reasonably practicable based on the U.S. dollar spot rate against the euro exchange rate on the nearest practicable day to the closing date of the Tender Offer, and (iii) €0.1664 in cash per warrant. Accordingly, Baupost no longer has beneficial ownership of any Equity Interests.

(a)	Not applicable

(b)	Not applicable

(c)	Not applicable

(d)	Not applicable

(e)	Not applicable

(f)	Not applicable

(g)	Not applicable

(h)	Not applicable

(i)	Not applicable

(j)	Not applicable

Item 5.	Interest in Securities of the Issuer

(a)	The responses to Items 7-13 of the cover pages of this Schedule 13D are incorporated by reference herein.

(b)	The responses to Items 7-13 of the cover pages of this Schedule 13D are incorporated by reference herein.

(c)	The information set forth in response to Item 3 is incorporated by reference herein.

Transaction Date	Shares or Units Purchased (Sold)	Price Per Share or Unit
04/11/2016	See Item 4 above	See Item 4 above

(d)	No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock set forth above.

(e)	The Reporting Persons ceased to be the beneficial owner of more than five percent of the class of securities on [enter transaction date].

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On January 19, 2016, in connection with the Combination Agreement, certain private investment limited partnerships managed by Baupost entered into an undertaking (the “Undertaking”) with Acorda pursuant to which they irrevocably undertook to (i) accept the Tender Offer, (ii) deliver evidence of such acceptance to Acorda within 10 business days of the beginning of the acceptance period of the Tender Offer and (iii) not exercise voting rights pertaining to any outstanding shares, ADSs or shares subscribed based on warrants in favor of a transaction competitive with the Transaction subject to certain exceptions set forth in the Undertaking. The description of the Undertaking set forth in the Statement on Schedule 13D filed with the Securities and Exchange Commission by the Reporting Persons with respect to the Common Stock of the Issuer on January 20, 2016 is incorporated herein by reference.

There are otherwise no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or, between such persons and any other person, with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits

Exhibit No. A. Joint Filing Agreement, dated as of April 12, 2016 by and among Baupost, SAK and Mr. Klarman.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

The Baupost Group, L.L.C.

April 12, 2016	By:	/s/ Seth A. Klarman
Chief Executive Officer and President

SAK Corporation

April 12, 2016	By:	/s/ Seth A. Klarman
President

Seth A. Klarman

April 12, 2016	By:	/s/ Seth A. Klarman

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Footnotes:

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)